UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: December 11, 2017

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Magellan Acquisition Limited Facility

On December 8, 2017, Fly Leasing Limited (the “Company”), through a wholly-owned subsidiary, entered into a term loan facility with a consortium of lenders ("Magellan Acquisition Limited Facility") that provides for loans and notes in an aggregate amount of $331,767,500 with a final maturity date of December 8, 2025.  MUFG’s banking arm, The Bank of Tokyo-Mitsubishi UFJ, Ltd., will serve as the Administrative Agent for the facility. The proceeds will be used to finance nine aircraft with an initial loan-to-value ratio of less than or equal to 75.0%.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum.  The interest rate on the notes issued under the facility is a fixed rate of 3.93% per annum.  The Company has given a full recourse guaranty of all of the borrower's obligations under the facility.  The facility contains certain covenants, including a covenant that the Company maintain a tangible net worth of at least $325.0 million; a violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility.  In addition, upon the occurrence of certain conditions including a failure by the Company to maintain a minimum liquidity of at least $25.0 million, the Company will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Upon the sale of an aircraft, the borrower may substitute aircraft into the Magellan Acquisition Limited Facility subject to certain conditions. The substitute aircraft must be equal to or greater than the appraised value of the aircraft being substituted. The borrower must be in compliance with the concentration limits after such substitution.

The Company paid an upfront fee of approximately $3.0 million to the lenders concurrent with the closing. The borrower also entered into a servicing agreement with BBAM pursuant to which it will pay an administrative fee of $10,000 per month as well as servicing fees of 3.5% of monthly rent actually collected, plus $1,000 per aircraft per month. The borrower will also pay BBAM a sales fee of 1.5% of the aggregate gross proceeds received with respect to the sale of any aircraft.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	December 11, 2017	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director